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                                                                    Exhibit 12.1

                    The Dow Chemical Company and Subsidiaries
                Computation of Ratio of Earnings to Fixed Charges
                                   (Unaudited)


                                                        For the
                                                      Six Months
                                                        Ended
                                                       June 30,              For the Years Ended December 31,
                                                      ---------- ------------------------------------------------------------
                                                         2003       2002         2001        2000        1999         1998
                                                         ----       ----         ----        ----        ----         ----
                                                                               (in millions)
Net income (loss) from continuing operations             $478      $(405)       $(417)      $1,675      $1,637       $1,707
Add (deduct):
 Income taxes                                             233       (280)        (228)         839         874          902
 Capitalized interest                                     (26)       (51)         (54)         (98)        (96)         (90)
 Amortization of capitalized interest                      33         62           60           58          58           62
 Equity in earnings of nonconsolidated affiliates        (129)       (40)         (29)        (354)        (95)         (31)
 Distributed income of nonconsolidated affiliates          78         92           54          132         153          154
 Minority interests' share in income                       48         63           32           72          74           20
                                                         -----     ------       ------      -------     -------      -------
Income (loss) as adjusted                                $715      $(559)       $(582)      $2,324      $2,605       $2,724
Fixed charges:

 Interest expense including amortization of debt          422         774          733         665         564          607
   discount and capitalized debt costs
 Capitalized interest                                      26          51           54          98          96           90
 Rental expense - interest component                       59         126          128         128         131          130
                                                         ----        ----         ----        ----        ----         ----
Total fixed charges                                      $507        $951         $915        $891        $791         $827
Adjusted earnings (loss) available for the payment
 of fixed charges                                      $1,222        $392         $333      $3,215      $3,396       $3,551
Ratio of earnings to fixed charges                        2.4         (a)          (b)         3.6         4.3          4.3

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(a)  As a result of a pretax charge of $828 million related to Union arbide Corporation's potential asbestos-related liability and pretax merger-related expenses and restructuring of $280 million, earnings for the year ended December 31, 2002 were inadequate to cover fixed charges, with a deficiency of $559 million.

(b) As a result of $1,487 million in pretax costs recorded for merger-related expenses and restructuring, earnings for the year ended December 31, 2001 were inadequate to cover fixed charges, with a deficiency of $582 million.